Exhibit 11.1

LENOX GROUP INC.

COMPUTATION OF NET LOSS PER SHARE

(In thousands, except per share amounts)

	13 WEEKS ENDED MARCH 29, 2008	13 WEEKS ENDED MARCH 31, 2007

Basic:
Net loss	$(9,051)	$(12,995)

Weighted average number of common shares outstanding	13,878	13,785

Net loss per common share – basic	$(0.65)	$(0.94)

Assuming Dilution:
Net loss	$(9,051)	$(12,995)

Weighted average number of common shares outstanding	13,878	13,785

Dilutive impact of the assumed exercise of stock options and unvested restricted stock	—	—
Weighted average number of common and common equivalent shares	13,878	13,785

Net loss per common share – assuming dilution	$(0.65)	$(0.94)